UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52933/December 9, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12100

In the Matter of	:
	:
MICROAGE, INC.,	:
NETWORK COMPUTING DEVICES, INC.,:	ORDER MAKING FINDINGS AND
PACIFIC SYSTEMS CONTROL	: REVOKING REGISTRATION
TECHNOLOGY, INC.,	: BY DEFAULT AS TO
PHARMAPRINT, INC.,	: PHARMAPRINT, INC.,
PINNACLE MICRO, INC.,	: PINNACLE MICRO, INC.,
SUNRISE TECHNOLOGIES	: SUNRISE TECHNOLOGIES
INTERNATIONAL, INC., and	: INTERNATIONAL, INC., and
THEHEALTHCHANNEL.COM, INC.	: THEHEALTHCHANNEL.COM, INC.

SUMMARY

This Order revokes the registration of the common stock of Pharmaprint, Inc. ("PPRT"), Pinnacle Micro, Inc. ("PNLEQ"), Sunrise Technologies International, Inc. ("SNRS"), and thehealthchannel.com, Inc. ("THCH") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on November 8, 2005, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that common stock of each Respondent is registered with the Commission under Section 12(g) of the Exchange Act, and that each has failed to file any required annual and quarterly reports with the Commission for four or more years. Respondents, which are Delaware corporations, were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. Code § 321. Their Delaware registered agents were served on November 10, 2005.[1]

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[1] Additionally, the Secretary of State of Delaware was served on November 10, 2005. Service on the Secretary of State of Delaware is permitted under 8 Del. Code § 321(b) if "due diligence" attempts to serve a corporation's registered agent pursuant to Section 321(a) fail.

Respondents' Answers were due within ten days of service. See 17 C.F.R. § 201.220(b); OIP at 4. To date, no Respondent has filed an Answer to the OIP or sent any other correspondence to the Commission. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them.[2] See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 4.

II. FINDINGS OF FACT

All four Respondents are Delaware corporations with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. All four have a void status with the Secretary of State of Delaware.

PPRT (CIK 935155)[3] is delinquent in its periodic filings, having last filed a periodic report on Form 10-Q for the quarter ended December 31, 2000. That Form 10-K, which is publicly available on the Commission's EDGAR database, reported that PPRT had $1,413,304 in assets and $14,943,327 in liabilities and a net loss of $3,142,907 for the nine months ended December 31, 2000. Currently, its shares are quoted on the Pink Sheets under ticker symbol "PPRT."[4]

PNLEQ (CIK 904344) is delinquent in its periodic filings, having last filed a periodic report on Form 10-K for the year ended December 25, 1999. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that PNLEQ had $4,275,000 in assets and $27,298,000 in liabilities and a net loss of $3,002,000 for the year ended December 25, 1999. Currently, its shares are quoted on the Pink Sheets under ticker symbol "PNLEQ."[5] PNLEQ filed a Chapter 11 bankruptcy proceeding on April 20, 2000; the bankruptcy proceeding closed on December 19, 2002.[6] Previously, the Commission ordered PNLEQ to cease and desist

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[2] Previously, Respondents were advised that each Respondent that fails to file an Answer within ten days of being served with the OIP would be deemed to be in default, and the undersigned would enter an order revoking the registration of its stock. See Microage, Inc., Admin. Proc. No. 3-12100 (A.L.J. Nov. 21, 2005) (citing 17 C.F.R. §§ 201.155(a), .220(f)).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] PPRT has had an annual high of 2 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=PPRT (last visited Dec. 9, 2005).

[5] PNLEQ has had an annual high of 2 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol= PNLEQ (last visited Dec. 9, 2005)

[6] In addition to providing quotes, the Pink Sheets website warns that PNLEQ is in bankruptcy and provides a link to the Commission's website. http://www.sec.gov/investor/pubs/bankrupt.htm (last visited Dec. 9, 2005).

from violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-1. <u>Pinnacle Micro, Inc.</u>, 65 SEC Docket 2088 (Oct. 3, 1997).

SNRS (CIK 846771) is delinquent in its periodic filings, having last filed a periodic report on Form 10-Q for the quarter ended September 30, 2001. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that SNRS had $18,863,000 in assets and $23,273,000 in liabilities and a net loss of $19,853,000 for the nine months ended September 30, 2001. Currently, its shares are quoted on the Pink Sheets under ticker symbol "SNRS."[7] SNRS filed a Chapter 7 bankruptcy proceeding on September 23, 2002; the bankruptcy proceeding terminated on February 21, 2003.

THCH (CIK 1042373) is delinquent in its periodic filings, having last filed a periodic report on Form 10-QSB for the quarter ended September 30, 2001.[8] That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that THCH had $46,260 in assets and $2,217,455 in liabilities and a net loss of $2,154,079 for the nine months ended September 30, 2001. Currently, its shares are quoted on the Pink Sheets under ticker symbol "THCH."[9]

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Additionally, PNLEQ violated the Commission's order that it cease and desist from violating those provisions.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in <u>Steadman v. SEC</u>, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. <u>See</u> <u>Neurotech Dev. Corp.</u>, 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); <u>Hamilton Bancorp, Inc.</u>, 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); <u>WSF Corp.</u>, 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the

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[7] SNRS has had an annual high of 5 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol= SNRS (last visited Dec. 9, 2005).

[8] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." <u>See</u> 17 C.F.R. § 228.10(a).

[9] THCH has had an annual high of 1 cent and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol= THCH (last visited Dec. 9, 2005).

investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 & n.20 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of PHARMAPRINT, INC., IS REVOKED;

the REGISTRATION of the common stock of PINNACLE MICRO, INC., IS REVOKED;

the REGISTRATION of the common stock of SUNRISE TECHNOLOGIES INTERNATIONAL, INC., IS REVOKED; and

the REGISTRATION of the common stock of THEHEALTHCHANNEL.COM, INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge